March 17, 2006

Mr. Max A. Webb
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Saxon Asset Securities Company
Registration Statement on Form S-3
Filed February 9, 2006
File No. 333-131712 (the “Registration Statement”)

Mr. Webb:

Thank you for your most recent comments dated March 7, 2006 on the Registration Statement of Saxon Asset Securities Company (the “Company”). We have undertaken to provide you with specific responses to each comment, including explanations or additional information where applicable.

Each of your comments is repeated below, followed by our response on behalf of the Company. In some cases we have added, deleted or revised disclosure in response to your comments; in those cases, the changes in disclosure have been identified in the marked copies of the prospectus and prospectus supplements that accompany this letter with the number of the applicable comment.

In making this submission it has been our intention to respond fully to your comments in order to achieve compliance with Regulation AB and other applicable rules. If there is any other information that you require, we will be pleased to provide it.

Registration Statement on Form S-3

General

1.
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction 1.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Mr. Max A. Webb
March 17, 2006

We hereby confirm that the depositor and each issuing entity previously established by the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. No affiliate of the depositor has offered a class of asset-backed securities involving the same asset class as that described in this registration statement.

2.
Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424-(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

We hereby confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus. We expect to file finalized agreements within fifteen days following the closing of the related takedown.

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

We hereby confirm that we will file unqualified legal and tax opinions at the time of each takedown.

4.
Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

We hereby note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. In addition, we hereby confirm on behalf of the Company with reference to Rule 409 that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplements

General

Mr. Max A. Webb
March 17, 2006

5.
Please note that all page references under this section are to the Prospectus Supplement for Certificates unless otherwise stated. Please confirm that you will make revisions, as necessary, to both prospectus supplements.

We note that page references are to the prospectus supplement for certificates unless otherwise noted and confirm that we will make revisions, as necessary, to both prospectus supplements.

Table of Contents, page S-1

6.	Please revise the table of contents for the base prospectus such that the page numbers correspond correctly with the page numbering of the base prospectus.

We have made the requested revisions.

Summary of Terms, page S-5

7.	Please identify, in an appropriate section of the summary, each rating agency and the minimum rating that must be assigned per Item 1103(a)(9) of Regulation AB.

We have revised the table on page S-3 of each prospectus supplement to include bracketed references to each of Moody's, Standard & Poor's and Fitch. We have also added a footnote to the tables to indicate that receipt of the ratings listed is a condition of issuance.

The Offered Certificates, page S-6

8.
Please revise the fourth paragraph here and in the Prospectus Supplement for Notes, and all such references throughout the registration statement, to ensure that they are consistent with the language under Item 1102(d) of Regulation AB. In this regard, please clarify that the securities represent the obligations of the “issuing entity.”

We have made the requested revisions.

The Mortgage Loan Pool, page S-24

Conveyance of Subsequent Mortgage Loans, page S-27

9.
Please provide a bracketed placeholder to show that you will disclose the percentage of the asset pool and any class or series of asset-backed security represented by the prefunding account. Refer to Item 1111(g)(4) of Regulation AB.

We have made the requested revisions.

Mr. Max A. Webb
March 17, 2006

10.
We note from your disclosure that the underwriting guidelines used in the origination of mortgage loans conveyed subsequent to the offering may differ from those described. Please include a bracketed placeholder to show that you will disclose the underwriting criteria used for additional pool assets to be acquired during the prefunding period and that you will provide a description of the differences from the criteria used to select the current asset pool. Refer to Item 1111(g)(7) of Regulation AB.

We have made the requested revisions.

Ratings, S-80

11.	Please confirm that the securities will be investment grade at the time of the offering per General Instruction I.B.5.(a)(i) of Form S-3.

We hereby confirm that the securities will be investment grade at the time of the offering per General Instruction I.B.5.(a)(i) of Form S-3.

Use of Proceeds, page S-81

12.
Please expand the disclosure to provide the amount of expenses incurred in connection with the selection and acquisition of the pool assets payable from the offering proceeds, or confirm that the bracketed placeholder on the bottom of page S-82 will provide this disclosure. Refer to Item 1107(j) of Regulation AB.

We have expanded the bracketed placeholder on page S-81 of the certificate prospectus supplement and page S-86 of the note prospectus supplement to disclose the amount of expenses incurred in connection with the selection and acquisition of the pool assets payable from the offering proceeds.

Base Prospectus

Registration of the Offered Securities, page 33

Optional Termination, page 45

13.
We note that the securities of a series may be terminated at the option of the depositor or “any other party as specified in the related prospectus supplement.” If it may be redeemable by the holder of the security, please provide us your analysis regarding this under Rule 3a-7 of the Investment Company Act.

An issuing entity may be exempt from registration under the Investment Company Act of 1940 (the “1940 Act”) by virtue of the exception provided by Section 3(c)(5)(C) of the 1940 Act or in reliance upon Rule 3a-7 thereunder. If the depositor relies on Section 3(c)(5)(C) with respect to any issuing entity, the composition of the pool assets will comply with the interpretations issued by the Division of Investment Management regarding that provision, including (by way of example) the proportion of the pool assets that must constitute mortgage loans or other interests in real estate, the loan-to-value ratios of such mortgage loans, and related matters. If the depositor relies on Rule 3a-7 under the 1940 Act, the issuing entity will comply with the terms of that rule, including (by way of example) the definition of “eligible assets” and the requirement that the securities entitle their holders to receive payments that depend primarily on the cash flow from eligible assets.

Mr. Max A. Webb
March 17, 2006

We confirm, on behalf of the Company, that a series of securities will be redeemable by a securityholder only if the issuing entity is exempt from registration as an investment company under the 1940 Act by virtue of satisfying the requirements of Section 3(c)(5)(C) of the 1940 Act.

14.
We remind you that any security which can be called with 25% or more of the underlying principal outstanding must be titled “Callable.” Please confirm that you will abide by this and revise your disclosure, as appropriate.

We hereby confirm on behalf of the Company that the Company will abide by this requirement and revise its disclosure as appropriate.

The Trusts, page 47

The Mortgage Loans - General, page 54

15.
We note from your disclosure on page 60 that the pool assets may include mortgage loans that are one month or more delinquent at the time of the offering. Please confirm that you will meet the delinquent asset limitation requirement under General Instruction I.B.5.(a)(ii) of Form S-3.

We hereby confirm on behalf of the Company that the Company will meet the delinquent asset limitation requirement under General Instruction I.B.5.(a)(ii) of Form S-3.

Mortgage-Backed Securities, page 63

16.
We note that you contemplate including private mortgage-backed securities, including mortgage participations or pass-through certificates, in the asset pool. Please clarify your intention regarding the registration of those underlying securities, if necessary. Refer to Rule 190 of the Securities Act.

If all of the conditions set forth in Rule 190(a) are not met with respect to any private mortgage-backed securities in an asset pool, the Company intends to register such private mortgage-backed securities as a primary offering of such private mortgage-backed securities in accordance with Rule 190(b).

Credit Enhancement, page 67

Mr. Max A. Webb
March 17, 2006

Other Credit Enhancement, page 71

17.
Please revise to specify what you mean by your reference to similar arrangements. The base prospectus should specifically describe each form of credit enhancement that is reasonably contemplated to be used in an actual takedown. Please delete any language that indicates additional credit enhancements may be added in prospectus supplements.

We have deleted language that indicates additional credit enhancements may be added in the prospectus supplements.

Part II

Signatures, page II-8

18.
Please revise the signature page for the depositor. The registration statement should be signed by the depositor’s principal executive officer, principal financial officer, and controller or principal accounting officer, and by at least a majority of the depositor’s board of directors or persons performing similar functions. Refer to General Instruction V.B. of Form S-3.

We have revised the signature page for the depositor in accordance with General Instruction V.B. of Form S-3.

Undertakings, page II-4

19.	Please provide the new undertakings required under Securities Act Reform. Refer to Item 512(a) of Regulation S-K.

We have revised the undertakings as required under Securities Act Reform.

Mr. Max A. Webb
March 17, 2006

I would appreciate an opportunity to discuss any of these response with you if you believe that they require clarification. Please feel free to contact me at any time if I may provide additional information, or if you would like to discuss the Registration Statement further. You may reach me at 202-775-4138.

Very truly yours,

/s/ John Arnholz

John Arnholz

Enclosures

cc:	Richard Shepherd